UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTEGRATED SURGICAL SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

45812Y108
(CUSIP Number)

 Christopher A. Marlett
401 Wilshire Blvd, Suite #1020
Santa Monica, CA  90401
(310) 526-5005

With a copy to:
David R. Fishkin, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
25th Floor
New York, New York 10158
(212) 687-3860
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45812Y108	13D/A	Page 1 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher A. Marlett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,855,082 shares
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,855,082 shares
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,082 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 45812Y108	13D/A	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher A. Marlett Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	7.	SOLE VOTING POWER
SHARES		827,541 shares
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		827,541 shares
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,541 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

CUSIP NO: 45812Y108	13D/A	Page 3 of 4 Pages

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends their Schedule 13D Statement, dated June 17, 2008 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Integrated Surgical Systems, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 1 (“Amendment No. 1”) is being filed on behalf of Christopher A. Marlett, a natural person and citizen of the United States (the “Reporting Person”).  The sole purpose of filing this Amendment No. 1 is to report that the Reporting Person has acquired beneficial ownership over 200,000 shares of Common Stock.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

Item 3.             Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated in its entirety as follows:

“On February 12, 2009, Marlett beneficially acquired 200,000 shares of Common Stock at $0.30 per share though his IRA, the Christopher A. Marlett IRA (“IRA”) and as a result of the transaction, now beneficially owns 1,855,082 shares.  Of that amount, the Christopher A. Marlett Living Trust (the “Trust”) owns 827,541 shares of Common Stock and Marlett beneficially owns the remaining 1,027,541 shares through his IRA.   Funds used in the above transaction were personal funds.”

Item 4.             Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

“Marlett acquired the shares of the Common Stock (described in Item 3 above) for investment purposes only.”

Item 5.             Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

CUSIP NO: 45812Y108	13D/A	Page 4 of 4 Pages

“(a)           The following table sets forth the aggregate number and percentage of the outstanding shares of the Issuer's Common Stock beneficially owned by the reporting persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Christopher A. Marlett	1,855,082(1)	24.8%(2)
Christopher A. Marlett Living Trust	827,541	11.1%(2)

(1)	Consists of 827,541 shares of Common Stock held by the Christopher A. Marlett Living Trust and 1,027,541 shares of Common Stock held by the IRA.
(2)
Percentage calculation based on total number of outstanding shares of  the Issuer's common stock as of November 7, 2008 which was reported as 7,474,894 on the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.  Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

(b)           For the reporting persons under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Christopher A. Marlett	1,855,082(1)	0	1,855,082(1)	0
Christopher A. Marlett Living Trust	827,541	0	827,541	0
(1)     Consists of 827,541 shares of Common Stock held by the Christopher A. Marlett Living Trust and 1,027,541 shares of Common Stock held by the IRA.”

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009

/S/ Christopher A. Marlett
Christopher A. Marlett

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